Exhibit II-5
(English Language Summary)
Other Documents made available by Tokki Corporation relating to the matters specified in Article 782,
Paragraph 1 of the Japanese Companies Law
     A fair and accurate summary of (i) fairness of the consideration and (ii) reference materials as to the consideration is included in “Announcement of Execution of Share Exchange Agreement under which Canon Inc. Will Make Tokki Corporation Its Wholly Owned Subsidiary,” dated June 28, 2010, attached as Exhibit I-1.
     Also, a translation of Canon Inc.’s financial statements for the fiscal year ended December 31, 2009 is included in Tokki Corporation’s Notice of Convocation of the Extraordinary General Meeting of Shareholders dated August 5, 2010, attached as Exhibit I-2.

II-5-1